BRITISH COLUMBIA

Number: BC0781730

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that CANABO MEDICAL INC. changed its name to ALEAFIA HEALTH INC. on March 26, 2018 at 05:58 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On March 26, 2018

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE